UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K          [ ] Form 20-F          [ ] Form 11-K          [X ] Form 10-Q
[ ] Form N-SAR          [ ] Form N-CSR

For Period Ended:  September 29, 2006

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: Computer Sciences Corporation
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Former name if applicable:
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Address of principal executive office (street and number): 2100 East Grand Avenue
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City, state and zip code: El Segundo, CA 90245
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PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b) The subject annual report, semi-annual report,
transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form
N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day
following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As announced on August 1, 2006, the Board of Directors of Computer Sciences Corporation (the "Company") has established a special committee of directors to conduct an independent investigation into the Company's option grant practices. The Company will delay filing its Quarterly Report on Form 10-Q for the quarter ended September 29, 2006 until the special committee's investigation has been completed and the tax and accounting impacts have been determined.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Donald G. DeBuck	310	615-1686
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).

[ X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As announced on August 1, 2006, the Board of Directors of Computer Sciences Corporation (the "Company") has established a special committee of directors to conduct an independent investigation into the Company's option grant practices. The Company will delay filing its Quarterly Report on Form 10-Q for the quarter ended September 29, 2006 until the special committee's investigation has been completed and the tax and accounting impacts have been determined. At this time, the Company is unable to determine if there will be any significant changes in results of operations from the corresponding period for the last fiscal year.

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Computer Sciences Corporation
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(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2006	By: /s/Donald G. DeBuck
Name: Donald G. DeBuck
Title: Vice President & Corporate Controller